ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held June 23-25, 2014, the Board of Trustees for the Registrant approved the filing of Class C shares for John Hancock International Value Equity Fund and John Hancock Strategic Growth Fund.